Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Laura E. Flores

202.739.5684

lflores@morganlewis.com

May 31, 2012

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rydex Series Funds (the “Trust”) – Post Effective Amendment No. 111

(File Nos. 033-59692 and 811-07584)

Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on April 23, 2012 relating to the Trust’s Post-Effective Amendment No. 111 (“PEA No. 111”), filed on February 27, 2012. The purpose of PEA No. 111 was to reflect: (i) revised investment objectives and strategies for the Long/Short Commodities Strategy Fund and Managed Futures Strategy Fund; (ii) the removal of the U.S. Government Money Market Fund’s fundamental investment policy to not invest in the securities of other investment companies, except as these securities may be acquired as part of a merger, consolidation, acquisition of assets, or plan of reorganization; (iii) the consolidation of the Money Market Fund’s existing Investor Class Shares, Advisor Class Shares, A-Class Shares and C-Class Shares into a single newly formed share class named Money Market Class Shares; and (iv) the addition of disclosure regarding the ability of Security Investors, LLC, as investment adviser to each series of the Trust and pursuant to an exemptive order received from the U.S. Securities and Exchange Commission (“SEC”), to hire one or more unaffiliated sub-advisers without obtaining shareholder approval. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectuses and Statement of Additional Information (“SAI”) included in PEA No. 111.

1.	Comment. Please confirm that each Fund’s principal investment strategies and risks are disclosed in the Fund’s Summary section.

Response. We have confirmed with the Registrant, that each Fund’s principal investment strategies and risks are disclosed in the Fund’s Summary section.

2.	Comment. Please avoid referencing Investment Company Act provisions without also including an explanation as to the significance of such rule.

Ms. Kimberly Browning

May 31, 2012

Response. We believe all references to Investment Company Act provisions, such as Rule 12b-1 and Section 18, are adequately explained and, therefore, have not revised the Funds’ existing disclosure.

3.	Comment. We note that the Funds’ registration statement as filed does not have completed fee tables. For all future filings, please ensure that the registration is complete prior to filing with the SEC.

Response. PEA No. 111 was filed in advance of the completion of the Funds’ annual audit and, therefore, final fee information for the Funds was not available at the time of filing. Final and complete fee information for the Funds was included in the Funds’ subsequent 485(b) filing. To the extent final and complete fee information is available at the time of filing, we will ensure that such information is reflected in the Funds’ future 485(a) filings.

4.	Comment. Please confirm that for each Fund that incurs short sales dividend and interest expense in excess of 0.01%, a separate line item identifying the amount of such expense is included in the Fund’s fee table.

Response. We have confirmed with the Registrant that each Fund that incurs short sales dividend and interest expense in excess of 0.01% includes a separate line item for such expense in its fee table.

5.	Comment. For the Alternatives Funds, please confirm that each Fund’s fee waiver is not subject to the recoupment of fees by the Fund’s Advisor.

Response. We have confirmed with the Registrant that each Fund’s contractual fee waiver does not provide for the recoupment of fees waived by the Advisor.

6.	Comment. The Funds’ ability to borrow should be disclosed in the Funds’ Prospectus. Please revise the Funds’ Prospectus disclosure accordingly. Please also include any applicable anti-leverage disclosure in the Funds’ Prospectus.

Response. We respectfully decline to include disclosure in the Funds’ Prospectus regarding the Funds’ ability to borrow because the Funds do not normally borrow funds for investment purposes and, thus, it is not a principal investment strategy of the Funds. We do include disclosure regarding the Funds’ ability to borrow in the Funds’ SAI. If borrowing were to become a principal investment strategy of the Funds, we would disclose that fact in the Funds’ Prospectus.

7.	Comment. For those Funds that have a high portfolio turnover rate, consider adding active trading risk disclosure, if appropriate.

Response. The portfolio turnover rates for the Long/Short Commodities Strategy Fund and the Managed Futures Strategy Fund for the most recent fiscal year were 0% and 72%, respectively, therefore, we have not added active trading risk disclosure for either Fund. Should the Funds’ portfolio turnover rates increase, we will consider whether active trading risk is appropriate.

8.	Comment. Please confirm whether the Long/Short Commodities Strategy Fund concentrates its investments in issuers conducting business in the same industry or group of industries. If so, please add disclosure to that effect in the Fund’s “Principal Investment Strategies” section.

Response. We have confirmed with the Registrant that the Long/Short Commodities Strategy Fund does not concentrate its investments. We have revised the Fund’s “Principal Risks” section accordingly.

Ms. Kimberly Browning

May 31, 2012

9.	Comment. Please confirm that you are aware that the U.S. Commodity Futures Trading Commission (“CFTC”) has proposed new rules that may require certain of the Funds to include additional disclosures in their Prospectuses and SAI, and that you are contemplating such disclosure changes.

Response. We have confirmed with the Registrant that it is aware of the CFTC’s recently adopted rule changes to CFTC Rule 4.5 and proposed rule, “Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators” (“Proposed Harmonization Rules”). We have further confirmed with the Registrant that it is planning for the potential effect that the changes to CFTC Rule 4.5 and the Proposed Harmonization Rules might have on the Funds’ disclosure documents.

10.	Comment. Please confirm that the Funds’ SAI distinguishes between principal and non-principal strategies and that all non-principal strategies are disclosed in accordance with Item 16 of Form N-1A. In addition, please confirm that the principal strategies disclosed in the SAI correspond with those disclosed in the Prospectus.

Response. We confirm that the Funds’ SAI distinguishes between principal and non-principal strategies, and that the principal strategies disclosed in the SAI correspond with those disclosed in the Prospectus. We also have confirmed with the Registrant that all non-principal strategies are disclosed in the Funds’ SAI in accordance with Item 16 of Form N-1A.

11.	Comment. Please confirm that the Alternatives Funds’ disclosure regarding their use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

Response. We believe the Alternatives Funds’ disclosure regarding their use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

12.	Comment. Please explain to the SEC Staff why the Investment Management Agreements between the Advisor and each Alternatives Fund’s Subsidiary do not constitute a “joint enterprise or other joint arrangement or profit-sharing plan” as defined in Rule 17d-1(c) under the Investment Company Act of 1940.

Response. We do not believe that the Investment Management Agreements between the Advisor and each Alternatives Fund’s Subsidiary constitute a “joint enterprise or other joint arrangement or profit-sharing plan” as defined in Rule 17d-1(c) under the Investment Company Act of 1940 primarily because there is no profit element present in the Advisor’s provision of management services to each Alternatives Fund’s Subsidiary. For each Subsidiary, the advisory fee paid to the Advisor by the Alternatives Fund parent is reduced by an amount equal to the management fee paid to the Advisor by the Subsidiary pursuant to a contractual fee waiver agreement.1 Thus, the Advisor earns no additional compensation for the management services it provides to the Subsidiary.

More importantly, the overreaching and conflicts of interest concerns behind Section 17(d) are not present in the relationship between an Alternatives Fund, its wholly-owned Subsidiary, and the Advisor, which is responsible for providing management services to both the Alternatives Fund

[1]	By its terms, the contractual fee waiver agreement remains in effect for so long as the Alternatives Fund invests in the Subsidiary and can be terminated or amended only upon the approval of the Alternatives Fund’s Board of Trustees.

Ms. Kimberly Browning

May 31, 2012

parent and its Subsidiary. The Alternatives Fund parent is the sole reason for the Subsidiary’s existence and the sole (direct) beneficiary of the Subsidiary’s investment activities. As a result, it is not possible for the Advisor to profit from its relationship with the Subsidiary at the expense of the Alternatives Fund.

In addition, the management services the Advisor provides to each Subsidiary and the total advisory fee charged to each Alternatives Fund for the services the Advisor provides to both the Alternatives Fund and its Subsidiary are reviewed and considered in connection with the Board of Trustees’ review and approval of the advisory agreement between the Alternatives Fund and the Advisor pursuant to Section 15 of the Investment Company Act of 1940. Therefore, for the arrangement to continue, the Board of Trustees must determine that the total advisory fees paid to the Advisor for the collective services it provides to the Alternatives Funds and their Subsidiaries are fair and reasonable.

Moreover, the Investment Management Agreement between the Advisor and each Subsidiary is in the best interest of each Alternatives Fund and its shareholders because it enables the Advisor, an entity already subject to the oversight of the Fund’s Board of Trustees, to manage a portion of each Alternatives Fund’s assets to obtain exposure to the commodities markets in furtherance of meeting the Alternatives Fund’s investment objective. Absent the Subsidiaries, the Alternatives Funds would not otherwise be able to obtain such exposure without compromising their status as regulated investment companies under Subchapter M of the Internal Revenue Code.

*            *             *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc:	Amy J. Lee

Elisabeth Miller

W. John McGuire